                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K



                                  ANNUAL REPORT


                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended DECEMBER 31, 2000


                         Commission file number: 1-5256






              BLUE BELL SAVINGS, PROFIT SHARING AND RETIREMENT PLAN
                              (Full title of plan)




                        628 GREEN VALLEY ROAD, SUITE 500
                              GREENSBORO, NC 27408
                    (Address of principal executive offices)


                                 (336) 547-6000
              (Registrant's telephone number, including area code)


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Item 1.  Changes in the Plan

None

Item 2.  Changes in Investment Policy

None

Item 3.  Contributions Under the Plan

None.  This is a frozen Plan.

Item 4.  Participating Employees

There were approximately 1,235 enrolled participants in the Plan as of December 31, 2000.

Item 5.  Administration of the Plan

(a) The Plan provides that a Committee of three persons be appointed to administer the Plan. The Committee, the Blue Bell Pension and Profit Sharing Committee, is comprised of the following officers and director of the Corporation: Donald P. Laws, Vice President - VF Jeanswear Limited Partnership; Susan L. Williams, Vice President - Human Resources of VF Corporation; Joseph R. Karns, Vice President - Human Resources - VF Services, Inc.; and Len T. Ebright, Director Corporate Finance of VF Corporation. Each of these individuals is an employee of VF Corporation (the Corporation). The Committee has the power to adopt rules and regulations for carrying out and administering the Plan and has the full authority and power to construe, interpret and administer the Plan. Committee members receive no compensation from the Plan.

(b) All expenses of administration of the Plan, including Trustee fees, are paid by the Plan.

Item 6.  Custodian of Investments

(a) The Corporation has entered into a Trust Agreement under which Fidelity Management Trust Company, 300 Puritan Way, Marlboro, MA 01752, has been appointed as Trustee under the Plan. Under the terms of the Trustee Agreement, Fidelity Management Trust Company holds and invests all assets of the Plan with the exception of the Fixed Income Fund trusteed by UMB Bank, n.a., subject to the direction of each of the participants of the Plan regarding their investment fund or funds.

(b)      The custodian's compensation is paid by the Plan.

(c)      No bond was furnished or is required to be furnished by the Trustee.

Item 7.  Reports to Participating Employees

Each participant receives a quarterly statement showing the market values of investments as of the end of each quarter.

Item 8.  Investment of Funds

Each participant by using the Fidelity Voice Response System or their internet site may direct Fidelity to invest his/her own contributions in one or more of the following funds:

- Money Market Fund
- Fixed Income
- Balanced Fund
- Equity Growth & Income Fund
- Index 500 Fund
- Dividend Growth Fund
- Small-Cap Value Fund
- Small-Cap Growth Fund
- Foreign Fund
- VF Corporation Common Stock Fund (investing in common stock of the
  Corporation)
- Mutual Fund Window

Brokerage commissions of $1,469, $9,464, and $14,800 for the years ended December 31, 2000, 1999, and 1998 were paid by the Trustee to acquire and sell the Corporation's common stock for the Plan.

Item 9.  Financial Statements and Exhibits

(a)      Financial Statements                                                          Page No.

 Report of Independent Accountants                                                       6

Statements of Net Assets Available for Benefits,
         December 31, 2000 and 1999                                                      7

 Statements of Changes in Net Assets Available for Benefits -
         For the Years Ended December 31, 2000, 1999, and 1998                           8

 Notes to Financial Statements                                                           9

 Supplemental Schedules*:
         Schedule H - Line 4i - Schedule of Assets Held for Investment
                                Purposes                                                14



         *  -     Other schedules required by Section 2520.103-10 of the
                  Department of Labor Rules and Regulations for Reporting and
                  Disclosure under ERISA have been omitted because they are not applicable.

(b)      Exhibits

                  Exhibit 23.1 - Consent of Independent Accountants                     15

                                    SIGNATURE

 Pursuant to the requirements of the Securities Exchange Act of 1934, the Blue Bell Pension & Profit Sharing Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.




                         Blue Bell Savings, Profit Sharing and Retirement Plan
                         -----------------------------------------------------

                                  By:        /s/Frank C. Pickard III
                                           -------------------------
                                           Frank C. Pickard III
                                           Vice President, Treasurer
                                           VF Corporation


 Date:  April 30, 2001

                        Report of Independent Accountants


Blue Bell Pension and Profit Sharing Committee
Blue Bell Savings, Profit Sharing and Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Blue Bell Savings, Profit Sharing and Retirement Plan (the "Plan") at December 31, 2000 and December 31, 1999, and the changes in net assets available for benefits for the three years ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of reportable transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
Greensboro, North Carolina
March 30, 2001

              BLUE BELL SAVINGS, PROFIT SHARING AND RETIREMENT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                           December 31
ASSETS                                              2000                1999
------                                              ----                ----
Investments, at fair value
  VF Corporation Common Stock -                 $ 13,485,864        $ 12,215,370
    372,126 shares in 2000
    407,179 shares in 1999
  Other securities                               160,106,156         187,520,604
                                                ------------        ------------
     Total investments                           173,592,020         199,735,974
                                                ------------        ------------
       TOTAL ASSETS                              173,592,020         199,735,974
                                                ------------        ------------

Net Assets Available for Benefits               $173,592,020        $199,735,974
                                                ============        ============


See notes to financial statements.

              BLUE BELL SAVINGS, PROFIT SHARING AND RETIREMENT PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                  Year Ended December 31
                                                       2000                 1999                 1998
                                                  -------------        -------------        -------------
Investment income

  Interest                                        $      14,219        $   1,846,177        $   2,667,976
  Dividends on VF Corporation Common Stock              329,845              360,724              421,579
  Income from mutual funds and bank common
    trust funds                                       8,462,753            6,763,880            7,477,108
                                                  -------------        -------------        -------------
                                                      8,806,817            8,970,781           10,566,663
                                                  -------------        -------------        -------------

Withdrawals                                         (24,094,324)         (19,906,823)          (8,869,337)
Expenses                                                (87,367)              45,032             (189,117)
Net realized and unrealized depreciation in
  fair value of investments                         (10,769,080)           5,138,552           19,019,351
                                                  -------------        -------------        -------------
Net increase (decrease)                             (26,143,954)          (5,752,458)          20,527,560

Net assets available for benefits
  at beginning of year                              199,735,974          205,488,432          184,960,872
                                                  -------------        -------------        -------------
Net assets available for benefits
  at end of year                                  $ 173,592,020        $ 199,735,974        $ 205,488,432
                                                  =============        =============        =============


See notes to financial statements.

              BLUE BELL SAVINGS, PROFIT SHARING AND RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE A - DESCRIPTION OF THE PLAN

General - The Plan is an employee contributory defined contribution plan covering all salaried employees of former Blue Bell, Inc. and certain subsidiaries (the "Company") who met age and service requirements and were employed prior to September 30, 1988. VF Corporation ("VF") assumed responsibility for sponsorship of the plan following VF's acquisition of Blue Bell, Inc. The Plan is a frozen plan, under which participants no longer accrue benefits but that will remain in existence as long as necessary to pay accrued benefits. It is subject to provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Details of the Plan are available in the booklet "Blue Bell Savings, Profit Sharing and Retirement Plan".

Vesting - The Plan is frozen, and all participants are fully vested. No further contributions have or will be made by either the Company or participants.

Participant Accounts - Each participant's account is credited with earnings. Earnings are based upon the balance each of the participants has in each of the respective funds.

Employee accounts are invested at the direction of the employee in one or more of the funds administered by the Plan's trustees. All Plan assets are trusteed by Fidelity Management Trust Company with the exception of the Fixed Income Fund which is trusteed by UMB Bank, n.a. Members have the opportunity to change investment elections daily. A member's investment election will continue in effect until changed by the member pursuant to a subsequent investment election. The investment programs of the Plan are as follows:

         (a)      Money Market Fund: Monies are invested in a money market fund.

         (b) Fixed Income Fund: Monies are invested in investments that provide a fixed rate of return.

         (c) Balanced Fund: Monies are invested in investments to obtain as much income as possible, consistent with the preservation and conservation of capital.

         (d) Equity Growth & Income Fund: Monies are invested in investments that are currently paying dividends and/or offer prospects for growth of capital and future income, with emphasis on capital appreciation.

         (e) Index 500 Fund: Monies are invested in the 500 stocks that make up the S&P 500 Stock Price Index.

         (f) Dividend Growth Fund: Monies are invested in stocks of companies that have the potential to increase the amount of their dividends or begin paying them if none are being paid now.

         (g) Small-Cap Value Fund: Monies are invested in U.S. common stocks of small companies whose price is undervalued.

         (h) Small-Cap Growth Fund: Monies invested in small and medium size companies with undervalued assets or favorable growth prospects.

         (i) Foreign Fund: Monies are invested in stocks and debt obligations of companies and governments outside the United States.

         (j) VF Corporation Common Stock Fund: Monies are invested in Common Stock of the Corporation purchased at prevailing prices on the New York Stock Exchange on the date of purchase. Employees can direct no more than 50% of their contributions to the VF Corporation Common Stock Fund.

         (k) Mutual Fund Window: The option allows participants to select from over 160 mutual funds offered through Fidelity Investments Funds Net Program and additional Fidelity Fund options.

The number of participants in each fund was as follows:

                                                           Year Ended December 31
                                                           ----------------------
                                                            2000            1999
                                                            ----            ----
Money Market Fund                                            342             370
Fixed Income Fund                                            545             629
Balanced Fund                                                211             255
Equity Growth & Income Fund                                  760             873
Index 500 Fund                                               641             740
Dividend Growth Fund                                          17               6
Small-Cap Value Fund                                          81             118
Small-Cap Growth Fund                                        131             158
Foreign Fund                                                 138             152
VF Corporation Common Stock Fund                             620             700

The total number of participants in the Plan was less than the sum of participants shown above because many were participating in more than one fund.

Distributions - Distributions to participants or their beneficiaries are payable at the time of normal retirement, early retirement for those who qualify, qualifying layoff, death, or disability while employed by the Company. In addition, participants are entitled annually to withdraw the lesser of up to 25% of their individual account balance or $10,000, for any reason. Various methods are available for settlement of a participant's vested account balance including lump-sum cash settlement, periodic payments, and purchase of an annuity. Distributions are recorded when paid.

Plan Termination - Although it has no intent to do so, the Board of Directors of the Company may amend, modify, or terminate the Plan at any time. In the event the Plan is terminated, each member is entitled to his or her proportionate share of net assets available for benefits as of the termination date.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

General - Administrative expenses of the Plan are charged to the Plan. Purchases and sales of securities are recorded on a trade date basis.

Investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The fair value of the participation units owned by the Plan in mutual funds and bank common trust funds is based on quoted redemption values on the last business day of the plan year. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation or depreciation on those investments. Realized gains or losses are calculated on an average cost basis.

Use of Estimates: In preparing financial statements in accordance with generally accepted accounting principles, management makes estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Payment of Benefits:  Benefits are recorded when paid.


Reclassifications: Certain amounts included in the prior year financial statements have been reclassified to conform to current year presentation.

              BLUE BELL SAVINGS, PROFIT SHARING AND RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE C - INCOME TAXES

The Internal Revenue Service has ruled by letter dated March 5, 1987 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving a tax determination letter. However, the Blue Bell Pension and Profit Sharing Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC.


NOTE D - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                     2000                1999
                                                 -----------         -----------
VF Corporation Common Stock                      $13,485,864         $12,215,370
  (372,126 and 407,179 shares)
Fidelity Growth & Income Fund                     39,465,325          52,402,777
  (937,419 and 1,111,169 shares)
Fidelity Puritan Fund                              9,455,723          10,738,386
  (502,163 and 564,287 shares)
Fidelity US Equity Index Pool                     25,036,081          35,903,211
   (653,513 and 853,619 shares)
ProCapp Fixed Income Fund                         40,252,293          49,514,903
   (3,696,262 and 4,859,166 shares)

              BLUE BELL SAVINGS, PROFIT SHARING AND RETIREMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE D -- INVESTMENTS

Net realized and unrealized appreciation (depreciation) in fair value of investments included in Plan equity includes the following:

                                                  Net Realized & Unrealized
                                               Appreciation (Depreciation) in
                                          Fair Value for the Year Ended December 31                Fair Value at December 31
                                         2000                1999                1998               2000               1999
                                     ------------        ------------        ------------       ------------       ------------
Fair value as determined by
Quoted market or stated
Redemption price:
   VF Corporation Common Stock       $  2,595,140        $ (7,080,458)       $    168,515       $ 13,485,864       $ 12,215,370
   Mutual funds and
    bank common trust funds           (16,196,650)         12,219,010          18,850,836        119,853,863        138,005,701
                                     ------------        ------------        ------------       ------------       ------------
                                      (13,601,510)          5,138,552          19,019,351        133,339,727        150,221,071
                                     ------------        ------------        ------------       ------------       ------------

Fair value as determined by
Plan trustee:
   Mutual funds and
    bank common trust funds             2,832,430                   0                   0         40,252,293         49,514,903
                                     ------------        ------------        ------------       ------------       ------------
                                     $(10,769,080)       $  5,138,552        $ 19,019,351       $173,592,020       $199,735,974
                                     ============        ============        ============       ============       ============


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              BLUE BELL SAVINGS, PROFIT SHARING AND RETIREMENT PLAN


      Schedule H - Line 4i - Schedule of Assets Held for Investment Purposes
                              At December 31, 2000





IDENTITY OF ISSUE, BORROWER,                         NUMBER OF                               CURRENT
LESSOR, OR SIMILAR PARTY                                SHARES               COST              VALUE
----------------------------                         ---------               ----            -------
*Fidelity Puritan Fund                                 502,163       $  9,058,922       $  9,455,723
*Fidelity Growth & Income Fund                         937,419         26,341,018         39,465,325
*Fidelity Diversified International Fund               153,360          3,248,339          3,364,728
*Fidelity Dividend Growth Fund                          32,477            962,802            973,021
*Fidelity Retirement Money Market Portfolio          5,312,378          5,312,378          5,312,378
*Fidelity U.S. Equity Index Commingled Pool            653,513         24,720,120         25,036,081
  Baron Asset Fund                                      82,046          4,241,546          4,462,478
  Longleaf Small Cap Fund                               81,142          1,746,772          1,835,423
*ProCapp Fixed Income Fund                           3,696,262         37,302,595         40,252,293
*VF Corporation Common Stock                           372,126          3,847,090         13,485,864
*Mutual Fund Window                                        N/A         35,252,783         29,948,706
                                                                     ------------       ------------
                                                                     $152,034,365       $173,592,020
                                                                     ============       ============


* represents a party-in-interest


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